CONSOLIDATED WATER CO. LTD.

The Regatta Office Park

Windward Three, 4th Floor

West Bay Road, P.O. Box 1114

Grand Cayman, KY1-1102

Cayman Islands

(345) 945-4277

June 8, 2015

VIA EDGAR AND FAX (202-772-9361)

Mr. William H. Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0405

Re:	Consolidated Water Co. Ltd.

Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 13, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 17, 2015

File No. 0-25248

Dear Mr. Thompson:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced filings as set forth in the Staff’s letter dated May 28, 2015 (the “Letter”). For your reference, we have included each comment in the Letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 34

1.	Your discussion of results of operations should describe any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations and the extent to which income was so affected. In that regard, we note that you did not discuss the impairment of the CW-Bahamas’ plant recognized in 2012 in your discussion of operating results. In future filings, please provide the disclosures required by Item 303(a)(3)(i) of Regulation S-K. In addition, given the level of subjectivity and judgment necessary to account for impairment of long-lived assets or the susceptibility of related estimates and assumptions to change, please tell us your consideration of disclosing impairment of long-lived assets as a critical accounting policy.

Response:

The 2012 impairment charge related primarily to CW-Bahamas’ Bimini plant assets. The operating results of this plant are immaterial to our Company at both the segment and consolidated level. However, we note the Staff’s comment regarding this impairment charge and in future filings we will provide the disclosures required by Item 303(a)(3)(i) of Regulation S-K.

The impairment charge we recorded for our Bimini plant is the only impairment charge we have recorded to date for any Company-owned long-lived assets. With the exception of our Bimini and CW-Bali plants, our long-lived assets are associated with long-term, profitable water supply contracts and have not been subject to conditions that might indicate potential impairment. Consequently our policy with respect to the possible impairment of long-lived assets has not historically met the criteria for identification as a critical accounting policy by our Company.

However, given the nature of our investment in CW-Bali and the possible need to record an impairment charge for its plant assets should we ultimately be unable to obtain a sufficient customer base for this subsidiary, we will add our policy with respect to possible impairment of long-lived assets to our discussion of our critical accounting policies in future filings.

Liquidity and Capital Resources, page 36

2.	Please tell us what consideration you gave to describing internal and external sources of liquidity, discussing any material unused sources of liquid assets and discussing the significant factors contributing to changes in operating, investing and financing cash flows.

Response:

As of December 31, 2014, we had cash and cash equivalents of $35.7 million (which constituted 22% of our consolidated assets) and working capital of $43.3 million. Our internal sources of liquidity consist solely of our operating activities, which generated in excess of $40.5 million in cash for 2012-2014. We do not presently have any material unused sources of liquid assets. While we believe we have an excellent credit rating and could obtain financing from external sources, we presently have no borrowing arrangements to provide additional liquidity, nor are we presently contemplating entering into any such arrangements, other than the $9 million demand loan disclosed in our liquidity discussion. We are not presently aware of any known trends or any known demands, commitments, or events that will result in or are likely to result in our liquidity increasing or decreasing in any material way. Uncertainties that could impact our future liquidity are discussed separately in the “Material Commitments, Expenditures and Contingencies” section of our MD&A.

While we have provided a discussion of the significant factors contributing to changes in operating, investing and financing cash flows of our Company in the Form 10-Ks we have filed for years prior to 2014, we believed the detailed line item presentation set forth in our consolidated statements of cash flows provided investors with sufficient information as to the significant factors impacting our cash flows, and consequently we elected not to repeat this information in our liquidity discussion. However, we are now aware that, pursuant to Release No. 33-8350, the discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes, and we will provide such discussion and analysis in future filings.

Off-balance sheet arrangements

3.	In a separately-captioned section please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity or capital resources. Please refer to Item 303(a)(4) of Regulation S-K.

Response:

The financial statement impacts of our off-balance sheet arrangements for our leases and employment agreements are set forth in our contractual obligations schedule in the Material Expenditures and Commitments section of our MD&A. We have no other off-balance sheet arrangements as defined by Item 303(a)(4) other than the performance guarantee clauses (i.e. to provide a minimum quantity of water over a contractually defined period) included in our water supply contracts. Given our past and present operating performance, we do not believe such performance guarantees have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity or capital resources.

Notes to Consolidated Financial Statements, page 48

4.	We note your disclosures in the discussion of your business and in risk factors regarding the desalination plant in Bali. We understand that you constructed the plant prior to obtaining water supply agreements for its productions and utilized only 18.8% of the plant’s capacity in 2014. We also note that the facility has been operating at a loss and that if you are ultimately unable to generate sufficient revenues from the plant you will be required to recognize an impairment loss. Please tell us what consideration you gave to disclosing the risks and uncertainties associated with your investment in Bali in the notes to financial statements.

Response:

We remain confident that the water demand and supply conditions in the Nusa Dua area of Bali, Indonesia will eventually lead to water sales by our Bali plant in volumes sufficient to generate operating profits. However, we will disclose in the notes to the consolidated financial statements included in future filings the possible need to record an impairment charge at some point in the future for the long-lived assets of our Bali plant should such sales fail to occur.

10. Intangible assets, page 57

5.	Please disclose the aggregate amortization expense for each year in accordance with paragraph a.2 of ASC 350-30-50-2.

Response:

The aggregate amortization expenses for these intangible assets were $346,809, $358,527, and $168,588 for the fiscal years 2012-2014, respectively. We will disclose the aggregate amortization expense for each year in accordance with paragraph a.2 of ASC 350-30-50-2 in future filings.

Definitive Proxy Statement on Schedule 14A

Incentive-Based Compensation, page 24

6.	Please discuss any discretion that may be exercised by the Compensation Committee in granting incentive based compensation absent attainment of the stated performance goals. Please see Item 402 (b)(2)(vi) of Regulation S-K.

Response:

We will provide the following additional discussion in our definitive proxy statement for 2016:

“While the determination of incentive based compensation is primarily a mathematical exercise based upon the attainment of minimum, target and maximum financial performance goals, the Compensation Committee may exercise its discretion and recommend incentive based compensation absent attainment of the stated performance goals if it deems that extraordinary circumstances apply. However, any such recommendation must be approved by the Company’s full Board of Directors.”

*	*	*	*	*

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Duane Morris LLP at 305-960-2250.

Sincerely,

/s/ David W. Sasnett
Chief Financial Officer

cc:	Scott Stringer, Staff Accountant
Scott Anderegg, Staff Attorney
Frederick W. McTaggart, Chief Executive Officer
Leslie J. Croland, P.A.